Filed by FirstEnergy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Allegheny Energy, Inc.

Commission File No: 001-00267

On February 11, 2010, the following employee update was e-mailed to all FirstEnergy employees and posted on FirstEnergy’s internal portal.

FirstEnergy Employee upDATE

V • 14 | N • 3
February 11, 2010

FirstEnergy & Allegheny Energy

Announce Plans to Merge

WE ANNOUNCED this morning, Feb. 11, that the Boards of Directors of both FirstEnergy and Allegheny Energy unanimously approved an agreement for the companies to combine, creating an electric utility system serving more than six million customers in seven states. We will have more than 24,000 megawatts of generating capacity and about $16 billion in annual revenues, based on 2009 earnings. The company will keep the FirstEnergy name and remain headquartered in Akron.

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Go to our Investor Web site, www.firstenergycorp.com/investor, and listen to a live 9 a.m. investor teleconference and Webcast with Tony Alexander and Paul J. Evanson, chairman, president and CEO of Allegheny Energy, talking about this merger.



Tony Alexander



Paul Evanson

Merger Continued from cover page New Jersey Pennsylvania Ohio Virginia* Maryland West Virginia Map shows the service territories of both companies as well as the locations of generating plants. Allegeny Toledo Edison Ohio Edison The Illuminating Company Penn Power Penelec Met-Ed JCP&L Generating plants These are truly exciting times for our Company, says Tony Alexander, president and chief executive officer. Allegheny Energy is an organization that, like us, has a long and proud tradition of generating and delivering essential electric service to customers, safely and reliably. Like FirstEnergy, Allegheny Energy is an investor-owned utility. It has three regulated electric distribution companies that operate under the name of Allegheny Power and include: West Penn Power Company (in Pennsylvania) Monongahela Power Company (in West Virginia) The Potomac Edison Company (in Maryland, Virginia* and West Virginia) Also like our Company, Allegheny had transferred a portion of its generating assets to Allegheny Energy Supply through state-approved plans with the implementation of electric deregulation. Allegheny, based in Greensburg, Pa., has over $3 billion in annual revenues and more than 4,000 employees. The merger is expected to take from 12 to 14 months to complete, and will include many steps, including gaining approvals by shareholders and state and federal regulators. * Allegheny has reached an agreement to sell its Virginia energy delivery business. Continued on page 3 2

Effects on Employees In a video to employees, Tony Alexander explains our approach to this merger: We all know that mergers have impacts on the workforce. Given the current economic conditions, we understand the increased concerns employees will have during this period. While its really too early to predict what will happen, we intend to work closely with regulators to develop plans that will allow this merger to proceed quickly. We dont have the answers yet, but it appears that this merger will have little or no impact on craft employee levels. To help mitigate the impact on the rest of the workforce, well slow down our hiring at FirstEnergy to make as many opportunities as possible for Allegheny employees, Tony emphasizes. The fact of the matter is, we will need a lot of talented people to run this new company. Stay focused and do not allow this to become a distraction. This will take some time to complete and until then, we must operate as separate companies. Meanwhile, continue to focus on working safely every day and on the fundamentals of our business and your job. Further merger information will be contained in future employee newsletters and in other communications channels. Merger Continued from page 2 Merger Highlights The combination of FirstEnergy and Allegheny creates a leading regional energy provider with: Approximately $16 billion in annual revenues (based on 2009 results). Ten regulated distribution utilities providing electric service to more than six million customers in Pennsylvania, Ohio, Maryland, New Jersey, New York, Virginia and West Virginia. Nearly 20,000 miles of high-voltage transmission lines connecting the Midwest and Mid-Atlantic. Generating capability that would increase 70 percent, more than doubling our supercritical coal-fired generation and adding over 1,000 MWs of pumped storage. Approximately 24,000 megawatts (MW) of generating capacity from a diversified mix of regional coal, nuclear, natural gas, pumped storage and renewable power, making us one of the nations most diversified fleets. More than 2,200 MW of hydroelectric, contracted wind and pumped-storage capacity. Adjacent operations that would make the sharing of best practices and mutual support more efficient and effective. Continued on page 4 3

MERGER *Continued from page 3*

Terms of the Agreement

Under the terms of the agreement, Allegheny shareholders would receive 0.667 shares of FirstEnergy common stock in exchange for each share of Allegheny they own. Based on the closing stock prices for both companies on Feb. 10, 2010, Allegheny shareholders would receive a value of $27.65 per share, or $4.7 billion in the aggregate. FirstEnergy will also assume approximately $3.8 billion in Allegheny net debt. The price per share represents a premium of 31.6 percent to the closing stock price of Allegheny on Feb. 10, 2010 and a 22.3 percent premium to the average stock price of Allegheny over the last 60 days ending Feb. 10, 2010. Following the completion of the merger, it is anticipated that FirstEnergy shareholders would own approximately 73 percent and Allegheny shareholders would own approximately 27 percent of the combined company.

Facts at a Glance

FirstEnergy

Period ending Dec. 31, 2009	FirstEnergy	Allegheny Energy	New FirstEnergy
States of Operation	OH, PA, NJ, NY	PA, WV, VA, MD	OH, PA, WV, VA, MD, NJ, NY
Service Area Square Miles	36,100	30,900	67,000
Customers	4.5 million	1.6 million	6.1 million
Electric Distribution Companies	7	3	10
Competitive Generating Capacity (MW)	14,146	7,015	21,161
Regulated Generating Capacity (MW)	200	2,741	2,941
Total Capacity (MW)	14,346	9,756	24,102
Regional Transmission Organization	PJM/MISO	PJM	PJM
Transmission Line Miles	15,065	4,614	19,679
Distribution Line Miles	119,024	75,517	194,541
Financial and Other Highlights *(as of Dec. 31, 2009 unless otherwise noted)*			
Total Employees	13,379	4,383	
Revenues	$13 billion	$3.4 billion	
Net Income	$1.0 billion	$392.8 million	
Current Annual Dividends Per Share	$2.20	$0.60	
Common Shares Outstanding	304.8 million	169.6 million	
Capital Expenditures (2010 estimated)	$1.651 billion	$1.065 billion	
Generation Output (MWH)	65.6 million	33.5 million	
Available Liquidity (as of 1/31/10)	$2.459 billion	$1.958 billion	
Total Assets	$34.3 billion	$11.6 billion	

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MERGER *Continued from page 4*

Frequently Asked Questions

FAQ

Benefits of the Merger

Q. Why is FirstEnergy combining with Allegheny Energy?

A. The combination makes sense from an operational as well as financial standpoint. Allegheny is in our region and has a similar business structure and vision. The addition of its utility companies – West Penn Power, Monongahela Power and Potomac Edison, which do business as Allegheny Power – will increase our customer base by 35 percent and is expected to enhance efficiencies and the service we provide to customers. They also bring nearly 10,000 megawatts of generating capacity, increasing our fleet by 70 percent. Their plants predominantly serve competitive markets, which will provide significant opportunities to grow our retail business.

With solid electric distribution operations, significant generating capacity and nearly 20,000 miles of high-voltage transmission lines, the new company would be diverse, integrated and financially strong.

Employee Information

Q. What does this mean to me as an employee? Will there be layoffs?

A: While it's really too early to predict what will happen, we intend to work with regulators and others to develop plans that will allow this merger to proceed quickly, with as little negative impact as possible to our employees.

Based on what we have seen so far, it appears that this merger will have little impact on craft employee levels. To help mitigate the impact on the rest of the workforce, we'll slow down our hiring to provide as many opportunities as possible for Allegheny employees. We plan to have employee teams from both companies working together on integration issues that are part of every merger. Until the transition teams complete their work, it's too soon to comment on any specific workforce actions.

Q. How will employees find out more about what is happening with the merger as changes occur?

A: Information on merger-related developments will be shared with employees through several communications channels – including the *Employee Update* and other employee newsletters, as well as satellite broadcasts, e-mail and voicemail.

Q. Does the merger change how I do business with Allegheny or with others outside the Company?

A: No. Until the merger closes, FirstEnergy and Allegheny will remain separate companies and will continue to compete in the marketplace. You should continue to treat your counterparts at Allegheny just as you would if no merger had been announced. If you are asked to participate on a merger transition team, you will receive additional instructions.

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Organizational Structure Q. Who will lead the new organization? A. Tony Alexander will be the president and chief executive officer of the new FirstEnergy. Paul J. Evanson, chairman, president and chief executive officer of Allegheny Energy, will become executive vice chairman of the combined company, reporting to the CEO. Q. Where will the new company be headquartered? A. The combined company will operate under the name FirstEnergy Corp., and will be headquartered in Akron, Ohio. Q. Will there be employee transition teams? A. Senior management members from each company will be represented on a transition team steering committee and will assign representatives from each company to serve on transition teams. Q. How does this merger affect plans for FirstEnergy to consolidate its transmission assets into PJM? A.FirstEnergy is continuing its integration into PJM and is on track to complete that process by June 1, 2011. Q. How long will it take to complete the merger? A.The merger is expected to take 12 to 14 months to complete. Generating Assets Q. How does adding significantly to FirstEnergys reliance on coal help the Company? A. The combined coal-based fleet will include 10,387 MW of supercritical** generation, which will comprise 68 percent of our coal fleet. Of this supercritical generation, 95 percent is fully scrubbed making it environmentally well positioned. Q. How will this transaction affect our portfolio of renewable energy? A. The combined company will control more than 2,200 megawatts of renewable power. ** Conventional coal-fired power plants generate electricity through the use of steamdriven turbine-generators. More advanced, supercritical coal-fired power plants use equipment that drives higher levels of efficiencies. This typically means a supercritical unit requires less coal and will provide lower emissions (including carbon dioxide, mercury, sulfur dioxide and nitrogen oxides) on a per-megawatt-hour basis. Merger Continued from page 5 Continued on page 7 6

Merger Continued from page 6 Information Concerning Forward-Looking Statements In addition to historical information, this newsletter may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny, including future financial and operating results; FirstEnergy’s and Allegheny’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny shareholder approvals; the risk that FirstEnergy or Allegheny may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither FirstEnergy nor Allegheny undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release. Additional Information and Where to Find It In connection with the proposed merger, FirstEnergy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of FirstEnergy and Allegheny that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny will mail the joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.” FirstEnergy, Allegheny and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny security holders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about FirstEnergy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2009. You can find information about Allegheny’s executive officers and directors in its definitive proxy statement filed with the SEC on March 20, 2009. Additional information about FirstEnergy’s executive officers and directors and Allegheny’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from FirstEnergy and Allegheny using the contact information above. 7